SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2006

Commission File Number 000-29872

ATI TECHNOLOGIES INC.
 (Translation of Registrant’s Name into English)

1 Commerce Valley Drive East, Markham, Ontario, Canada L3T 7X6
 (Address of Principal Executive Offices)

            Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                                          Form 20-F                 Form 40-F    X

            Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                                     Yes                         No    X

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INDEX

Document	Page Number

Press Release dated October 2, 2006: AMD's Proposed Acquisition of ATI Receives Merger Control Clearance in Taiwan	3

Signature Page	7

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NEWS RELEASE

Contact:
AMD
Mike Haase, Investor Relations
(408) 749-3124
mike.haase@amd.com

Dave Kroll, Public Relations
(408) 749-3310
dave.kroll@amd.com

ATI
Zev Korman, Investor Relations
(905) 882-2600 x3670
zev@ati.com

Dave Erskine, Public Relations
(905) 882-2600 x8477
derskine@ati.com

AMD’S PROPOSED ACQUISITION OF ATI RECEIVES MERGER CONTROL CLEARANCE IN TAIWAN
–Companies also disclose technical amendment to the plan of arrangement in connection with proposed acquisition–

SUNNYVALE, CALIF. and MARKHAM, ONTARIO — Oct. 2, 2006 —Advanced Micro Devices, Inc. (NYSE: AMD) and ATI Technologies Inc. (TSX: ATY, NASDAQ: ATYT) today announced that the Fair Trade Commission of Taiwan has cleared the proposed acquisition of ATI by AMD.

The proposed acquisition, announced on July 24, 2006, still remains subject to the approval of ATI shareholders, court approval of the plan of arrangement, approval by the Minister of Industry under the Investment Canada Act and other customary closing conditions. Subject to satisfaction or waiver of these conditions, the transaction is expected to be completed prior to the end of October 2006.

AMD and ATI also disclosed that they have agreed to a technical amendment to the Plan of Arrangement that clarifies that the “Parent Closing Stock Price” is the volume weighted average trading price, rounded to the nearest cent, of AMD’s Common Stock for the 10 trading days immediately prior to (but excluding) the effective date (as defined in the plan of arrangement). The timing of the period begins at 9:30 a.m. EDT on the first day through 4:30 p.m. EDT on the last day of the 10 trading-day period. This volume weighted average trading price will be determined using the “Bloomberg VWAP” on the Volume-Weighted Average Quote Recap page of Bloomberg or, if the Bloomberg VWAP is not available, using another reputable source as decided by AMD and ATI.

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About AMD

Advanced Micro Devices (NYSE: AMD) is a leading global provider of innovative microprocessor solutions for computing, communications and consumer electronics markets. Founded in 1969, AMD is dedicated to delivering superior computing solutions based on customer needs that empower users worldwide. For more information visit www.amd.com.

About ATI

ATI Technologies Inc. is a world leader in the design and manufacture of innovative 3D graphics, PC platform technologies and digital media silicon solutions. An industry pioneer since 1985, ATI is the world’s foremost graphics processor unit (GPU) provider and is dedicated to deliver leading-edge performance solutions for the full range of PC and Mac desktop and notebook platforms, workstation, set-top and digital television, game console and handheld device markets. With fiscal 2005 revenues of US $2.2 billion, ATI has approximately 4,000 employees in the Americas, Europe and Asia. ATI common shares trade on NASDAQ (ATYT) and the Toronto Stock Exchange (ATY).

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Safe Harbor Statement

This release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are commonly identified by words such as “proposed,” “may,” “expected,” and other terms with similar meaning. Forward-looking statements are based on current beliefs, assumptions and expectations and speak only as of the date of this release and involve risks and uncertainties that could cause actual results of AMD, ATI or the combined company to differ materially from current expectations. The material factors and assumptions that could cause actual results to differ materially from current expectations include, without limitation, the following: delays in obtaining regulatory approvals; failure to obtain approval of ATI shareholders or the court of the Plan of Arrangement; actions that may be taken by the competitors, customers and suppliers of AMD or ATI that may cause the transaction to be delayed or not completed; revenue, cost savings, growth prospects and any or other synergies expected from the proposed transaction may not be fully realized or may take longer to realize than expected; the transaction may not be accretive as expected; AMD or the combined company may not achieve any year-end or longer-term targeted gross margins, research and development expenses, selling, general or administrative expenses, operating margins, capital structure or debt-to-capitalization ratio; AMD or the combined company may require additional capital and may not be able to raise sufficient capital, on favorable terms or at all; delays associated with integrating the companies, including employees and operations, after the transaction is completed; the possible impairment of goodwill and other long-lived assets resulting from the transaction and the resulting impact on the combined company’s assets and earnings; unexpected variations in market growth and demand for the combined company’s products and technologies; rapid and frequent technology changes in the computing and consumer electronics segments; potential constraints on the ability to develop, launch and ramp new products on a timely basis; research and development costs associated with the development of new products and other factors that may affect future results of the combined company described in the section entitled “Risk Factors” in the management information circular that was mailed to ATI’s shareholders and in AMD and ATI’s filings with the U.S. Securities and Exchange Commission (“SEC”) that are available on the SEC’s web site located at http://www.sec.gov, including the section entitled “Risk Factors” in AMD’ s Form 10-Q for the fiscal quarter ended July 2, 2006 and the section entitled “Risks and Uncertainties” in Exhibit 1 to ATI’s Form 40-F for the fiscal year ended August 31, 2005. Please see Item 3.12 “Narrative Description of the Business – Risks and Uncertainties” in ATI’s 2005 Annual Information Form and the Risks and Uncertainties section of ATI’s annual MD&A on page 30 of ATI’s 2005 Annual report filed on the SEDAR website maintained by the Canadian Securities Administrators at http://www.sedar.com. Readers are strongly urged to read the full cautionary statements contained in those materials. We assume no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or any other reason.

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Additional Information

In connection with the proposed transaction, ATI has filed a management information circular with the Canadian securities regulatory authorities. Investors and security holders are urged to read the management information circular because it contains important information about AMD, ATI and the transaction. Investors and security holders may obtain the management information circular free of charge on the SEDAR website maintained by the Canadian Securities Administrators at http://www.sedar.com as well as on the SEC’s website located at http://www.sec.gov. Investors and security holders may obtain any documents relating to the transaction filed by AMD with the SEC free of charge at the SEC’s website located at http://www.sec.gov and filed by ATI on SEDAR at http://www.sedar.com.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATI TECHNOLOGIES INC.

Date: October 2, 2006	By:	/s/ Richard Brait Name: Richard Brait Title: General Counsel

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